GreenSky, Inc.

5565 Glenridge Connector, Suite 700

Atlanta, Georgia 30342

May 21, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Barbara C. Jacobs; Edwin Kim

Re:	GreenSky, Inc.
Registration Statement on Form S-1 (File No. 333-224505)

Ladies and Gentlemen:

In accordance with Rule 461 under the United States Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-224505) (the “Registration Statement”) of GreenSky, Inc., a Delaware corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 23, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Sanders LLP, by calling Brinkley Dickerson at (404) 885-3822.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Sincerely,

GreenSky, Inc.

By:	/s/ David Zalik
David Zalik
Chief Executive Officer

cc:	Steven Fox, Executive Vice President and Chief Legal Officer, GreenSky, Inc. Brinkley Dickerson, Troutman Sanders LLP

[Signature Page to Acceleration Request]